SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated July 14, 2010, whereby Acergy S.A. (the “Company”) announced results for the second quarter which ended on May 31, 2010.

Highlights

•	Revenue from continuing operations was $581 million (Q2 2009: $526 million)

•	Income from continuing operations was $63 million (Q2 2009: $76 million)

•	Strong cash and cash equivalents position of $631 million (February 28, 2010: $667 million)

•	Awarded $120 million Conventional contract, offshore Nigeria

•	As part of our ongoing fleet development programme, Acergy acquired two vessels post quarter end; the Polar Queen and the Antares, a shallow water barge for the West African Conventional market

•	Post quarter end, on June 21, 2010 the Boards of Directors of Acergy S.A. and Subsea 7 Inc. announced that they had agreed to combine the two companies

Financial Summary

	Three Months Ended		Six Months Ended
In $ millions, except share and per share data	May.31.10 Unaudited	May.31.09 Unaudited	May.31.10 Unaudited	May.31.09 Unaudited
Revenue from continuing operations	580.9	525.5	1,156.7	1,028.6
Gross profit	162.9	127.6	309.9	242.4
Net operating income from continuing operations	93.7	81.0	194.5	152.3
Income before taxes from continuing operations	94.8	85.2	170.8	146.7
Taxation	(32.0)	(9.2)	(55.4)	(31.6)
Income from continuing operations	62.8	76.0	115.4	115.1
Net income from discontinued operations	4.5	0.9	9.5	2.8
Net income - total operations	67.3	76.9	124.9	117.9

Per share data (diluted)
Earnings per share - continuing operations	0.25	0.40	0.50	0.60
Earnings per share - discontinued operations	0.02	0.01	0.05	0.01
Earnings per share - total operations	0.28	0.41	0.54	0.61
Weighted average number of common shares and common share equivalents outstanding (m)	206.6	205.6	206.5	183.5

Operating Review

Second Quarter

Territory 1:

Acergy Northern Europe and Canada – Revenue from continuing operations for the second quarter was $121.1 million (Q2 2009: $130.6 million) reflecting the ongoing challenging market environment and fewer projects in installation phase, partly offset by good operational progress on a number of projects including the DSVi frame agreement, DONG Trym, BP Skarv and Deep Panuke. Net operating loss from continuing operations for the quarter was $5.0 million (Q2 2009: net operating loss of $4.5 million) reflecting lower activity levels due to prevailing market conditions, lower vessel utilisation and the rescheduling of certain vessels for upcoming offshore operations. These factors were partially offset by the recognition of variation orders. Commercial negotiations on the Marathon Volund Project continue.

Acergy Asia and Middle East – Revenue from continuing operations for the second quarter was $81.3 million (Q2 2009: $53.7 million) reflecting good progress on the Pluto Project. Net operating income from continuing operations for the quarter was $41.3 million (Q2 2009: $14.9 million) reflecting the successful completion of offshore operations on the Pluto and Pyrenees Projects, partially offset by foreign exchange fluctuations.

Territory 2:

Acergy Africa and Mediterranean – Revenue from continuing operations for the second quarter was $316.1 million (Q2 2009: $207.9 million) reflecting continued good operational progress on a number of major projects: Angola LNG, EPC4A, Block 15 and PazFlor, and a good contribution from Sonamet, which remained fully consolidated during the quarter although is classified as an asset held for sale. Net operating income from continuing operations for the quarter was $83.1 million (Q2 2009: $41.1 million) due to good operational performance across the project portfolio, including Block 15, EPC4A, Angola LNG, PazFlor and Sonamet.

Acergy North America and Mexico – Revenue from continuing operations for the second quarter was $0.4 million (Q2 2009: $29.2 million). Net operating loss from continuing operations for the quarter was $5.2 million (Q2 2009: net operating income of $8.1 million) as a result of the segment’s operating cost base which was not covered by project activity.

Acergy South America – Revenue from continuing operations for the second quarter was $60.3 million (Q2 2009: $100.7 million) reflecting lower activity levels due to the completion of the Frade SURF Project. This was partly offset by the four ships on long-term service agreements to Petrobras, which achieved full utilisation during the quarter outside of planned dry-dock and the contribution from the Roncador Manifold Project. Net operating income from continuing operations for the quarter was $3.5 million (Q2 2009: $10.3 million) reflecting lower activity levels partly offset by strong performance from Acergy Condor, Pertinacia and Polar Queen.

Acergy Corporate:

Revenue from continuing operations for the second quarter was $1.7 million (Q2 2009: $3.4 million). Net operating loss from continuing operations for the quarter was $24.0 million (Q2 2009: net operating income of $11.1 million) primarily due to the lower utilisation of corporate vessels, including Acergy Eagle and Acergy Falcon and reflects the transfer of the Polar Queen from the Acergy Corporate segment to Acergy South America. Professional fees arising from the proposed combination, foreign exchange losses and ongoing legal restructuring and organisational optimisation were partially offset by positive contributions from the SHL and NKT Flexibles joint ventures.

Discontinued operations

Net income from discontinued operations for the second quarter was $4.5 million (Q2 2009: $0.9 million) due to the positive contribution from the Mexilhao Trunkline Project.

Asset Development

The Sonamet joint venture remained fully consolidated as at May 31, 2010 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

As part of the ongoing fleet development programme, Acergy has acquired two vessels, post quarter end. Firstly, the acquisition of Antares, a new shallow water barge for the Conventional market for pipelay and hook-up projects in West Africa. Secondly, the acquisition of Polar Queen, a flexible pipelay and subsea construction ship which joined the fleet in 2006 on long-term charter, and which is currently on a long-term service agreement with Petrobras in Brazil.

Toisa Proteus was returned to her owner following the successful completion of offshore operations on the Pluto Project.

Financial Review

Second Quarter

Revenue from continuing operations for the second quarter was $581 million (Q2 2009: $526 million) primarily reflecting good activity levels in West Africa and Asia Pacific, which were partially offset by lower activity levels in the North Sea, Brazil and Gulf of Mexico.

Gross profit was $163 million (Q2 2009: $128 million) due to higher activity levels and a strong operating performance driven by good project execution, particularly in West Africa and Asia Pacific.

Administrative expenses were $74 million (Q2 2009: $55 million) due to the effect of foreign currency translation, higher professional fees arising from the proposed combination with Subsea 7 Inc., ongoing legal restructuring and organisational optimisation and higher tendering costs.

Acergy’s share of results of associates and joint ventures was $4 million (Q2 2009: $9 million) reflecting a positive consolidated contribution from NKT Flexibles, Seaway Heavy Lifting and SapuraAcergy.

Other gains and losses was a gain of $5 million (Q2 2009: $8 million) primarily reflecting the effect of foreign exchange translation on short-term Euro inter-company and cash balances and realised hedging losses arising from the weakened Euro in the quarter.

Income before taxes from continuing operations for the second quarter was $95 million (Q2 2009: $85 million) primarily reflecting a strong operational performance across the project portfolio. This was partly offset by lower activity levels in the North Sea, Brazil and Gulf of Mexico, lower vessel utilisation, and higher administrative expenses.

Taxation for the quarter was $32 million (Q2 2009: $9 million) resulting in an effective tax rate for the quarter of 34% (Q2 2009: 11%) reflecting the current geographical portfolio mix of our business. The effective tax rate for Q2 2009 reflects the release of certain provisions following the resolution of a number of audits during that quarter.

Income from continuing operations for the second quarter was $63 million (Q2 2009: $76 million). Net income from total operations for the second quarter was $67 million (Q2 2009: $77 million).

The cash and cash equivalents position at the quarter end was $631 million (February 28 2010: $667 million) reflecting working capital outflows and the capital expenditure on Acergy Borealis, which will be funded entirely from the Company’s existing cash resources. Deferred revenue at the quarter end stood at $227 million (February 28, 2010: $232 million).

At May 31, 2010, Acergy S.A. held directly 10,537,524 treasury shares representing 5.41% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares, of which 573,000 are held in an employee benefit trust to support the 2009 Long-Term Incentive Plan. Total shares in issue were 194,953,972, including treasury shares.

Backlog

Backlog for continuing operations as at May 31, 2010 was approximately $2.3 billion, of which approximately $0.9 billion is expected to be executed in the fiscal year 2010. This figure does not include backlog related to associates and joint ventures.

In $ millions as at:	May.31.10	Feb.28.10	May.31.09
Backlog (1)	2,251	2,469	2,415
Pre-Backlog (2)	205	309	99

(1)	Backlog excludes amounts related to discontinued operations as of May.31.10: $15 million, Feb.28.09: $25 million, May.31.09: $77 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

The more stable oil price and strong tendering continues to underpin confidence in our business. However, for shorter-term work, particularly in the North Sea, the pricing environment remains competitive, and is likely to continue to impact margins in 2011.

Activity in the Conventional market in West Africa is expected to remain strong in the short and medium-term. A number of the major SURF contracts, delayed during 2009, are still expected to come to market award in the second half of 2010. The offshore installation phase of these new SURF projects will commence beyond 2011.

We believe the trend will be for SURF projects to continue to increase in size and complexity which will contribute to substantial industry growth in the medium-term. We are well placed to combine our competitive strengths of high calibre engineering and project management skills with our high quality assets to capture these growth opportunities.

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May.31.10 Unaudited	May.31.09 Unaudited	May.31.10 Unaudited	May.31.09 Unaudited
Revenue from continuing operations	580.9	525.5	1,156.7	1,028.6
Operating expenses	(418.0)	(397.9)	(846.8)	(786.2)

Gross profit	162.9	127.6	309.9	242.4

Administrative expenses	(73.8)	(55.2)	(137.6)	(108.5)
Net other operating income	0.3	—	0.2	0.1
Share of results of associates and joint ventures	4.3	8.6	22.0	18.3

Net operating income from continuing operations	93.7	81.0	194.5	152.3

Investment income	1.7	1.6	4.1	3.4
Other gains and losses	4.7	7.9	(14.9)	6.0
Finance costs	(5.3)	(5.3)	(12.9)	(15.0)

Income before taxes from continuing operations	94.8	85.2	170.8	146.7

Taxation	(32.0)	(9.2)	(55.4)	(31.6)

Income from continuing operations	62.8	76.0	115.4	115.1
Net income from discontinued operations	4.5	0.9	9.5	2.8

Net income	67.3	76.9	124.9	117.9

Net income attributable to:
Equity holders of parent	54.0	75.4	101.5	112.7
Non controlling interest	13.3	1.5	23.4	5.2

Net income	67.3	76.9	124.9	117.9

PER SHARE DATA
Earnings per share
Basic
Continuing operations	0.27	0.40	0.50	0.60
Discontinued operations	0.02	0.01	0.05	0.02

Net earnings	0.29	0.41	0.55	0.62

Diluted
Continuing operations	0.25	0.40	0.50	0.60
Discontinued operations	0.02	0.01	0.05	0.01

Net earnings	0.28	0.41	0.54	0.61

Weighted average number of common shares and common share equivalents outstanding (m)
Basic	183.5	182.9	183.4	182.9
Diluted	206.6	205.6	206.5	183.5

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	34.2	46.3	186.0	102.8
Depreciation and amortisation	27.7	32.2	58.3	62.7
Impairment	—	—	3.8	—

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at May.31.10	As at Nov.30.09	As at May.31.09
	Unaudited	Audited(1)	Unaudited
ASSETS
Non-current assets
Intangible assets	11.8	9.4	0.6
Property, plant and equipment	1,017.5	821.8	850.2
Interest in associates and joint ventures	181.8	190.3	164.1
Advances and receivables and other non-current assets	55.8	49.3	38.1
Deferred tax assets	16.9	19.3	39.8

Total non-current assets	1,283.8	1,090.1	1,092.8

Current assets
Inventories	21.9	22.4	22.3
Trade and other receivables	294.0	297.9	319.9
Other current assets	54.9	38.7	31.5
Assets held for sale	242.2	263.6	240.3
Other accrued income and prepaid expenses	226.8	212.8	197.6
Cash and cash equivalents(2)	631.2	907.6	695.8

Total current assets	1,471.0	1,743.0	1,507.4

Total assets	2,754.8	2,833.1	2,600.2

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(216.8)	(222.6)	(228.0)
Paid in surplus	504.8	503.9	502.5
Equity reserve	110.7	110.7	110.7
Translation reserve	(115.8)	(12.0)	(46.1)
Other reserves	(101.7)	(60.1)	(50.9)
Retained earnings	413.9	358.2	229.9

Equity attributable to equity holders of the parent	985.0	1,068.0	908.0
Non controlling interest	30.7	31.2	14.8

Total equity	1,015.7	1,099.2	922.8

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	425.2	415.8	406.5
Retirement benefit obligation	22.2	27.2	23.3
Deferred tax liabilities	49.9	49.9	56.1
Other non-current liabilities	38.7	19.8	31.0

Total non-current liabilities	536.0	512.7	516.9

Current liabilities
Trade and other payables	581.3	624.1	550.3
Current tax liabilities	108.3	97.9	96.6
Current portion of borrowings	—	—	4.0
Liabilities directly associated with assets held for sale	159.7	174.9	189.9
Other current liabilities	126.5	44.5	56.0
Deferred revenue	227.3	279.8	263.7

Total current liabilities	1,203.1	1,221.2	1,160.5

Total liabilities	1,739.1	1,733.9	1,677.4

Total equity and liabilities	2,754.8	2,833.1	2,600.2

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2009.
(2)	As at May 31, 2010 cash balances of $631.2 million exclude $86.8 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR SIX MONTHS ENDED MAY 31, 2010

(In $ millions)

Balance, November 30, 2009	358.2
Net income attributable to equity holders of parent for six months ended May 31, 2010	101.5
Dividend declared	(42.2)
Loss on sale of own shares	(3.6)

Balance, May 31, 2010	413.9

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May.31.10	May.31.09	May.31.10	May.31.09
Net income attributable to equity holders	54.0	75.4	101.5	112.7
Income from discontinued operations	(4.5)	(0.9)	(9.5)	(2.8)

Net income from continuing operations	49.5	74.5	92.0	109.9
Interest expense on convertible note	3.0	7.3	10.6	14.6

Adjusted net income from continuing operations including convertible note	52.5	81.8	102.6	124.5

Weighted-average number of common shares:
Basic number of shares	183,463,773	182,868,471	183,369,857	182,854,522

Diluted number of shares	184,572,388	183,604,380	184,501,244	183,516,794
Convertible note dilutive effect	22,016,733	22,016,733	22,016,733	22,016,733

Total diluted number of shares	206,589,121	205,621,113	206,517,977	205,533,527

BASIC
Continuing operations	$0.27	$0.40	$0.50	$0.60
Discontinued operations	$0.02	$0.01	$0.05	$0.02

Net Earnings	$0.29	$0.41	$0.55	$0.62

DILUTED excluding convertible note
Continuing operations	$0.27	$0.40	$0.50	$0.60
Discontinued operations	$0.02	$0.01	$0.05	$0.01

Net Earnings	$0.29	$0.41	$0.55	$0.61

DILUTED including convertible note
Continuing operations	$0.25	$0.40	$0.50	$0.61
Discontinued operations	$0.02	$0.01	$0.05	$0.01

Net Earnings	$0.28	$0.41	$0.54	$0.62

•

For the three months ended May 31, 2010 the effect of inclusion of the convertible loan note is to decrease the diluted EPS from $0.29 to $0.28. This is said to be dilutive and is therefore included in the calculation.

•

For the six months ended May 31, 2010 the effect of inclusion of the convertible loan note is to decrease the diluted EPS from $0.55 to $0.54. This is said to be dilutive and is therefore included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Northern Europe and Canada (NEC) includes all activities in Northern Europe and Eastern Canada; Acergy Asia and Middle East (AME) includes all activities in Asia Pacific, India and the Middle East and including the SapuraAcergy joint venture, Acergy Africa and Mediterranean (AFMED) covers activities in Africa and the Mediterranean; Acergy North America and Mexico (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean, Acergy Corporate (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; Management and corporate services provided for the benefit of all of the Group’s businesses.

Three months ended May 31, 2010 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	121.1	81.3	316.1	0.4	60.3	1.7	580.9
Net operating (loss) / income	(5.0)	41.3	83.1	(5.2)	3.5	(24.0)	93.7
Investment income							1.7
Other gains and losses							4.7
Finance costs							(5.3)

Net income before taxation from continuing operations							94.8

Three months ended May 31, 2009 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	130.6	53.7	207.9	29.2	100.7	3.4	525.5
Net operating (loss) / income	(4.5)	14.9	41.1	8.1	10.3	11.1	81.0
Investment income							1.6
Other gains and losses							7.9
Finance costs							(5.3)

Net income before taxation from continuing operations							85.2

Six months ended May 31, 2010 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	211.7	168.7	657.8	0.9	115.2	2.4	1,156.7
Net operating (loss) / income	(6.4)	62.0	174.1	(8.9)	8.6	(34.9)	194.5
Investment income							4.1
Other gains and losses							(14.9)
Finance costs							(12.9)

Net income before taxation from continuing operations							170.8

Six months ended May 31, 2009 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	268.7	100.8	435.9	33.5	186.0	3.7	1,028.6
Net operating (loss) / income	(3.0)	27.5	78.1	12.7	17.8	19.2	152.3
Investment income							3.4
Other gains and losses							6.0
Finance costs							(15.0)

Net income before taxation from continuing operations							146.7

(1)

Four clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the three months ended May 31, 2010. The revenue from these clients was $318 million and was attributable to Acergy AFMED, Acergy AME and Acergy NAMEX. Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the six months ended May 31, 2010. The revenue from these clients was $657 million and was attributable to Acergy AFMED, Acergy AME and Acergy NAMEX.

Highlights
Solid quarterly performance:
Continuing operations:
Revenue of $581 million
Net income of $63 million
Diluted EPS of $0.25
Performance reflects:
Execution of contracts signed prior to 2009 with good profit margins
Outstanding performance on several major contracts around the world
Continued strength of Conventional activity in West Africa
The following information, attached herewith as Exhibit 99.2, was used by Acergy in connection with the earnings presentation for the second quarter ended May 31, 2010.

Medium-term fundamentals remain strong
More stable oil price underpins confidence in our business
SURF market:
Continue to see strong tendering activity worldwide
Expect some of the delayed major SURF contracts, particularly in West
Africa and Australia, to proceed to market award this year
Given the size and complexity of these new major SURF projects –
offshore installation expected to commence beyond 2011
Conventional market in West Africa:
Expected to remain strong in short and medium-term
Acergy’s substantial local presence a competitive strength
Expect to see further activity this year

Short-term: limited visibility in the North Sea and
Gulf of Mexico
North Sea:
Visibility activity remains somewhat limited
Significant increase in tendering in H1 2010
Projects slow to come to award
Pricing environment for shorter-term work remains very competitive
Project awards expected to create margin headwind for 2010 and 2011
Gulf of Mexico:
Tragic events raised questions in Industry
Anticipate that deepwater projects due to come to market award over next 12 months likely to be delayed until 2011 or possibly later
Acergy has very limited exposure to Gulf of Mexico
Do not anticipate direct impact on financial performance in short or medium-term

Confident in the future
Continue to perform strongly and to deliver excellent execution for our clients
Order in take in the quarter relatively low, resulting in backlog falling to $2.3 billion, excluding joint ventures
Remain comfortable with the projects in the pipeline which should be awarded to the industry in remaining part of 2010, both in SURF and
Conventional

Well positioned to capture opportunities
Continued, focused investment in people and assets
Confidence in the future demonstrated by ongoing fleet
development:
Good progress continues on Acergy Borealis; work proceeding to plan;
continue to discuss potential projects with clients
Post quarter end captured two investment opportunities:
Post quarter end, acquisition of Antares, new shallow water barge for use in the Conventional market for pipelay and hook-up projects in West
Africa. Following modifications, expected to commence work on the Oso contract, offshore Nigeria
Post quarter end, acquisition of Polar Queen, joined fleet in 2006 on long-
term charter. Following significant upgrade and customisation, she is one of the most advanced flexible pipelay and subsea construction vessels operating today

Summary
Remain confident in our performance and in the future
Guidance for fiscal year 2010 reiterated
For continuing operations:
Revenue in line with 2009
Clear and focused strategy – growth expected to be driven by global
SURF market, driven by increasingly large and complex projects, while Conventional market in West Africa remains strong
Well placed to combine our competitive strengths of high calibre engineering and project management skills, together with our high quality assets to capture future growth opportunities

Three-Months Ended Six-Months Ended
In $ millions, except share and per share data
May 31,
2010
Unaudited
May 31,
2009
Unaudited
May 31,
2010
Unaudited
May 31,
2009
Unaudited
Continuing operations:
Revenue
580.9 525.5 1,156.7 1,028.6
Gross profit 162.9 127.6 309.9 242.4
Net operating income  93.7 81.0 194.5 152.3
Taxation (32.0) (9.2) (55.4) (31.6)
Income – continuing operations 62.8 76.0 115.4 115.1
Net income – discontinued operations 4.5 0.9 9.5 2.8
Net income  67.3 76.9 124.9 117.9
Earnings per share – diluted
  Continuing operations 0.25 0.40 0.50 0.60
  Discontinued operations 0.02 0.01 0.05 0.01
  Net earnings 0.28 0.41 0.54 0.61
Weighted average number of  common shares and common
share equivalents outstanding - diluted
206.6m 205.6m 206.5m 183.5m
Financial highlights

(5)
121
(5)
131
Q210 Q209
Regional performance – continuing operations
Territory 1 - Acergy Northern Europe and Canada
Second Quarter 2010:
As expected, lower activity levels during the quarter in an ongoing challenging market environment and fewer projects in installation phase
Good operational progress on the DSVi frame agreement, DONG Trym, BP Skarv and Deep
Panuke
Lower utilisation of regional vessels and rescheduling of certain vessels for upcoming offshore operations, partially offset by recognition of variation orders
Commercial negotiations on Marathon Volund Project continue
Quarter ended May.31
$m
Revenue Net operating (loss)
Six months ended May.31
$m
(6)
212
269
Q210 Q209
Revenue Net operating (loss)
(3)

Regional performance – continuing operations
Territory 1 - Acergy Asia and Middle East
Second Quarter 2010:
Good progress on Pluto and Pyrenees Projects, which both successfully completed offshore operations
Quarter ended May.31
$m
41
81
15
54
Revenue Net operating income
Q210 Q209
62
169
28
101
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m

Regional performance – continuing operations
Territory 2 - Acergy Africa and Mediterranean
Second Quarter 2010:
Continued good operational progress on a number of major projects: Angola LNG, EPC4A,
Block 15, and PazFlor and a good contribution from Sonamet, which remained fully consolidated during the quarter
Post quarter end, acquisition of Antares, a new shallow water barge for the conventional market for pipelay and hook-up projects in West Africa
Quarter ended May.31
$m
316
83
208
41
Revenue Net operating income
Q210 Q209
174
658
78
436
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m

Regional performance – continuing operations
Territory 2 - Acergy North America and Mexico
Second Quarter 2010:
Absence of active projects resulted in the segment’s operating cost base not being covered by project activity
Quarter ended May.31
$m
Six months ended May.31
$m
(5)
0.4
8
29
Q210 Q209
(9)
0.9
13
34
Q210 Q209
Revenue Net operating (loss)
/ income
Revenue Net operating (loss)
/ income

Regional performance – continuing operations
Territory 2 - Acergy South America
Second Quarter 2010:
Four ships on long-term service arrangements achieved full utilisation, outside of planned dry-dock
Post quarter end, acquisition of Polar Queen, which is currently on long-term service contract for Petrobras
Quarter ended May.31
$m
4
60
10
101
Revenue Net operating income
Q210 Q209
9
115
18
186
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m
Anticipated lower activity levels due to completion in prior periods of the Frade SURF Project

(24)
2
11
3
Q210 Q209
(35)
2
19
4
Q210 Q209
Regional performance – continuing operations
Corporate
Second Quarter 2010:
Lower utilisation of corporate vessels, including Acergy Eagle and Acergy Falcon
Higher professional fees arising from the proposed merger and ongoing legal restructuring and organisational optimisation
Partially offset by positive, albeit lower contributions from SHL and NKT Flexibles
Revenue Net operating
(loss) / income
Revenue Net operating
(loss) / income
Quarter ended May.31
$m
Six months ended May.31
$m

In $ millions Three-Months Ended Six-Months Ended
May 31, 2010
Unaudited
May 31, 2010
Unaudited
Net income – total operations
67.3 124.9
Depreciation and amortisation and Impairment
Non cash items
Changes in working capital
27.7
(12.9)
(40.2)
62.1
(53.5)
(182.7)
Net cash generated from / used in operating activities 41.9 (49.2)
Capital expenditure
Payment for intangible assets
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividends from associates & JVs
Increase in investment in non-consolidated JVs
(34.2)
(0.9)
0.1
-
14.0
(14.0)
(186.0)
(4.9)
0.9
-
14.0
(14.0)
Net cash used in investing activities (35.0) (190.0)
Borrowings
Exercise of share options
Interest paid on convertible loan note
Dividends paid to shareholders
Dividends paid to minority interests
Decrease in bank overdrafts
(2.2)
1.4
(5.6)
-
(9.8)
(4.9)
1.6
2.2
(5.6)
-
(9.8)
-
Net cash generated from financing activities (21.1) (11.6)
Effect of exchange rate changes on cash (22.2) (42.5)
Change in cash and cash equivalents  (36.4) (293.3)
Cashflow highlights

In $ millions as at
May 31,
2010
Unaudited
November
30, 2009
Audited
May 31,
2009
Unaudited
Property, plant and equipment
1,017.5 821.8
850.2
Interest in associates and joint ventures
181.8 190.3
164.1
Trade and other receivables
294.0 297.9
319.9
Assets held for sale
242.2 263.6
240.3
Other accrued income and prepaid expenses
226.8 212.8
197.6
631.2 907.6
695.8
  Other assets
161.3 139.1
132.3
Total assets
2,754.8 2,833.1
2,600.2
Total equity
1,015.7 1,099.2
922.8
Non-current portion of borrowings
425.2 415.8
406.5
Trade and other payables
581.3 624.1
550.3
Deferred revenue
227.3 279.8
263.7
Current tax liabilities
108.3 97.9
96.6
Liabilities directly associated with assets held for sale
159.7 174.9
189.9
  Other liabilities
237.3 141.4
170.4
Total liabilities
1,739.1 1,733.9
1,677.4
Total equity and liabilities
2,754.8 2,833.1
2,600.2
Balance sheet highlights
(2)
Cash and cash equivalents
(1)
These figures have been extracted from the Audited Consolidated Financial Statements for 2009.

As at May 31, 2010 cash balances of $631.2 million exclude $86.8 million relating to Sonamet which as at this date is classified as an asset held for sale.
(1)
(2)

Major project progression
Continuing Projects >$100m, between 5% and 95% complete as at May 31, 2010
- excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Gumusut (Malaysia)
Deep Panuke (Canada)
Block 17/18 (Angola)
ALNG (Angola)
PazFlor (Angola)
EPC4A (Nigeria)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC SapuraAcergy JV

Backlog by Service Capability
SURF
57%
Backlog analysis – continuing operations
Backlog by Award Date
2008
34%
2009
44%
2010
10%
<2007
12%
Backlog by Execution Date
2011
45%
2012+
17%
2010
38%
In $ millions as at: May.31.10 Feb.28.10 May.31.09
Backlog
(1)
2,251 2,469 2,415
Pre-Backlog
(2)
205 309 99
(1)
Backlog excludes amounts related to discontinued operations as of May.31.10: $15 million, Feb.28.10: $25 million, May.31.09: $77 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements
Conventional
39%
IMR/
Survey
4%
Backlog by Segment
AFMED
64%
SAM
19%
NEC
16%
NAMEX
1%

Segmental analysis – continuing operations
Territory 1 Territory 2 For the three months
ended May 31, 2010
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 121.1 81.3 316.1 0.4 60.3 1.7 580.9
Net operating (loss) / income (5.0) 41.3 83.1 (5.2) 3.5 (24.0) 93.7
   Investment income 1.7
   Other gains and losses 4.7
   Finance costs (5.3)
Net income before taxation from continuing operations  94.8

Territory 1 Territory 2 For the three months
ended May 31, 2009
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 130.6 53.7 207.9 29.2 100.7 3.4 525.5
Net operating (loss) / income  (4.5) 14.9 41.1 8.1 10.3 11.1 81.0
    Investment income 1.6
    Other gains and losses 7.9
    Finance costs (5.3)
Net income before taxation from continuing operations 85.2

Segmental analysis – continuing operations
Territory 1 Territory 2 For the six months
ended May 31, 2010
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 211.7 168.7 657.8 0.9 115.2 2.4 1,156.7
Net operating (loss) / income (6.4) 62.0 174.1 (8.9) 8.6 (34.9) 194.5
   Investment income 4.1
   Other gains and losses (14.9)
   Finance costs (12.9)
Net income before taxation from continuing operations  170.8

Territory 1 Territory 2 For the six months
ended May 31, 2009
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 268.7 100.8 435.9 33.5 186.0 3.7 1,028.6
Net operating (loss) / income  (3.0) 27.5 78.1 12.7 17.8 19.2 152.3
    Investment income 3.4
    Other gains and losses 6.0
    Finance costs (15.0)
Net income before taxation from continuing operations 146.7

Regional performance – discontinued operations
Discontinued Operations
Quarter ended May.31
$m
7
2
1
17
Revenue Net operating income
Q210 Q209
37
13
49
6
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m
Positive contribution from the Mexilhao Trunkline Project

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and earnings presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of contract awards, expectations as to the Group’s performance in 2010 and beyond, the expected completion and benefits of the proposed combination with Subsea 7 Inc., the worldwide tendering activity and timing of industry contract awards, the continued commercial negotiations relating to the Marathon Volund Project, the impact of the sale and deconsolidation of the Sonamet joint venture, the progress and funding of Acergy Borealis, expectations regarding Antares, expectations regarding our backlog and pre-backlog, statements contained in the “Trading Outlook” section, including our visibility for 2010 and 2011, the expected impact of a continued competitive pricing environment, the anticipated activity levels in the Conventional market in West Africa, the activity levels in the North Sea and Gulf of Mexico, the anticipated impact of the recent events in the Gulf of Mexico, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the expectation for SURF contracts to increase in size and complexity in the medium-term and our ability to capture growth opportunities. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 Inc. or Acergy S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: July 14, 2010	By:	/S/ JEAN CAHUZAC
	Name:	Jean Cahuzac
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated July 14, 2010 Announcing Second Quarter Results

99.2	Earnings Presentation for Second Quarter Ended May 31, 2010